UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12139

SEALED AIR CORPORATION

(Exact name of registrant as specified in its charter)

2415 Cascade Pointe Boulevard

Charlotte, North Carolina 28208

(980) 221-3235

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On April 9, 2026, pursuant to the Agreement and Plan of Merger, dated as of November 16, 2025, by and among Sword Purchaser, LLC, a Delaware limited liability company (“Parent”), Sword Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Sealed Air Corporation (the “Company”), Merger Sub merged with and into the Company and the separate corporate existence of Merger Sub ceased, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sealed Air Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 20, 2026

SEALED AIR CORPORATION

By:	/s/ Stefanie M. Holland
Name:	Stefanie M. Holland
Title:	Vice President, General Counsel and Secretary